UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the six months ended June 30, 2023

Public Sneaker Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	88-2564645
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Non-Voting Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, Public and the Public Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our manager’s expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager, Public or the Public Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and/or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operation should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains certain information that has not been audited. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Public Sneaker Collection LLC, a Delaware limited liability company (“we,” “us,” “our,” “our company” or the “company”), is a limited liability company formed on May 20, 2022 pursuant to the Delaware Limited Liability Company Act. Since its formation, our company has been engaged primarily in acquiring and holding a collection of sneakers (the “underlying assets”). Otis Wealth, Inc., a Delaware corporation (the “manager,” “our manager” or “Otis”), is the manager of our company and serves as the asset manager for the underlying assets.

We offered and sold non-voting membership interests (the “interests”) in exchange for the assets, such assets serving as in-kind consideration, held by affiliated individual series of Otis Gallery LLC (“Gallery”) and Otis Collection LLC (“Collection”; and together with Gallery, our “affiliates”), each a Delaware series limited liability company and affiliates of our company managed by our manager. In the offering, the affiliates exchanged their assets for our interests by subscribing to the offering. The relevant series of these affiliates then wound up under the terms of the limited liability company agreements of such affiliates, and distributed the interests of our company to the holders of record of interests of such affiliates in the form of liquidating distributions. See the amended offering statement filed with the Securities and Exchange Commission (the “Commission”) on Form 1-A (as amended and supplemented, the “Offering Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), for additional details regarding the offering.

Our manager believes that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high, and quality access has been limited to a tiny fraction of the global economy. Our manager believes that those who do have access to top-quality alternative investments are faced with a lack of transparency, operational overhead and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low, with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.

The offering was part of the proposed solution to this problem. Public Holdings, Inc., a Delaware corporation and the parent company of our manager (“Public”), is creating a platform (the “Public Platform”) to invest in art, collectibles and more alongside traditional equities and crypto. The goal is to unlock every type of alternative asset and give investors true uncorrelated diversification in a modern portfolio.

Our strategy is to hold the underlying assets for an indefinite period of time and then sell such assets at a premium over our acquisition price so that investors in our company can make a return on their investment. Additionally, interest holders may be able to realize a return on their investment by selling their interests on the secondary market, if an active market for our interests continues to develop and is sustained.

The reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on our manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including our manager’s and Public’s ability to:
●
continue to source high quality assets to securitize on the Public Platform;
●
market the Public Platform and subsequent offerings and attract investors to the Public Platform;

●
continue to develop the Public Platform and provide the information and technology infrastructure to support the platform; and
●
sell the underlying assets at a premium over our acquisition price so that investors in our company can make a return on their investment.
No revenue models have been developed, and we do not expect our company to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues.
Recent Developments
Results of Operations
Revenues
As of June 30, 2023 and 2022, our company had no recognized any revenue. No revenue models have been developed by our company, and we do not expect our company to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues.
Operating Income/(Expenses)
Operating expenses incurred prior to the closing of the offering were paid by our manager and will not be reimbursed. Pursuant to the asset management agreement, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, our company are and will be borne by our asset manager, which, as of the date of this report, is our manager, Otis. For the six months ended June 30, 2023 and the period from May 20, 2022 (inception) to June 30, 2022, we earned no operating income and incurred no operating expenses.
Other Expenses
For the six months ended June 30, 2023, we incurred other expenses of $2,062 in the form of loss on impairment, as compared to no other income or expenses for the period from May 20, 2022 (inception) to June 30, 2022.
Net Loss
As a result of the cumulative effect of the foregoing factors, we generated a net loss of $2,062 for the six months ended June 30, 2023, as compared to no net income or loss for the period from May 20, 2022 (inception) to June 30, 2022.
Liquidity and Capital Resources
Our manager, on behalf of the company, appointed Otis to serve as asset manager to manage the underlying assets and provide certain administrative services to the company pursuant to the asset management agreement. Pursuant to the asset management agreement, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, our company are and will be borne by our asset manager. Unless our company becomes able to generate cash flows from operations, our company will be wholly reliant on our manager for its operations. There can be no assurance that our manager will continue to serve in such capacity. These factors raise substantial doubt about our company’s ability to continue as a going concern for the twelve months following the date of this report.
Cash and Cash Equivalent Balances
As of June 30, 2023 and December 31, 2022, our company had no cash or cash equivalents on hand.
Series Subscriptions

Our company records membership contributions at the effective date. Our company recorded no membership contributions during the six months  ended June 30, 2023. On November 22, 2022, the offering of interests closed, and our company received $771,300 in in-kind consideration from the affiliates, the following series of Gallery and Collection:
Affiliate Series	Asset	Amount Raised, In-Kind, as of December 31, 2022
Series Drop 002, a series of Gallery	2016 Nike MAG Back to the Future sneakers	$63,000
Series Drop 010, a series of Gallery	Collection of Nike SB Dunks sneakers	58,000
Series Gallery Drop 014, a series of Gallery	Collection of 1985 Jordan 1 OG sneakers	98,000
Series Gallery Drop 016, a series of Gallery	Collection of Nike and Adidas Yeezy sneakers	34,000
Series Gallery Drop 021, a series of Gallery	Collection of artist collaboration Nike sneakers	34,100
Series Gallery Drop 022, a series of Gallery	Collection of Nike Air Jordan 1 sneakers	44,000
Series Gallery Drop 028, a series of Gallery	Nike SB Dunk Low “Freddy Krueger” sneakers	30,000
Series Gallery Drop 029, a series of Gallery	Collection of Travis Scott collaboration Nike sneakers	55,000
Series Gallery Drop 033, a series of Gallery	Collection of 1985 Nike Air Jordan I sneakers	86,400
Series Gallery Drop 036, a series of Gallery	Collection of streetwear collaboration Nike sneakers	61,200
Series Gallery Drop 037, a series of Gallery	Collection of Nike Air Jordan sneakers	23,850
Series Gallery Drop 040, a series of Gallery	Collection of Nike Air Max sneakers	39,050
Series Gallery Drop 041, a series of Gallery	Dior collaboration Nike Air Jordan 1 Low sneakers	11,000
Series Gallery Drop 042, a series of Gallery	Collection of Nike Air Jordan sneakers known as “Kobe 3/ 8 PE Pack”	16,800
Series Gallery Drop 043, a series of Gallery	Futura collaboration Nike SB Dunk High “FLOM” sneakers	60,300
Series Gallery Drop 114, a series of Gallery	Collection of all three original Nike Air Yeezy 1’s	13,500
Series Collection Drop 002, a series of Collection	Nike x Off White: “The Ten” collection	16,800
Series Collection Drop 006, a series of Collection	1985 Nike Air Jordan 1 “Red Metallic” sneakers	15,800
Series Collection Drop 009, a series of Collection	Jay-Z collaboration Nike Air Force 1 “All Black Everything” for HOV Charity “France” sneakers	10,500
TOTAL		$771,300

Our company received no cash consideration from the sale of interests. Instead, the affiliates contributed the referenced in-kind consideration (one or more pairs of collectible sneakers) to our company in exchange for interests. As previously noted, each underlying asset was, as a contribution from a related party, recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such underlying asset (such amounts as disclosed above). The excess value of interests sold in the offering over predecessor cost was treated as a reduction of equity, i.e., a special distribution, which is a non-cash event reflected on our balance sheet.
Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.
The Underlying Assets
As acquisitions from related parties, each underlying asset was recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such underlying asset. The underlying assets were purchased from affiliates in exchange for interests.
Our company treats the underlying assets as long-lived assets, and the underlying assets are subject to a semiannual test for impairment and will not be depreciated or amortized. These long-lived assets will be reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
There is no guarantee that each underlying asset is free of any claims regarding title and authenticity (e.g., claims regarding being counterfeit or previously stolen), or that such claims will not arise. Our company does not have complete ownership history or restoration and repair records for every underlying asset. In the event of a title or authenticity claim, our company may not have recourse against the asset seller or the benefit of insurance, and the value of the given underlying asset may be diminished.
Revenue Recognition
Our company adopted Financial Accounting Standards Board (“FASB”) ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective upon formation.
We determine revenue recognition through the following steps:
●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

No revenue models have been developed by our company, and we do not expect our company to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues.
Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The underlying assets are subject to impairment losses if their fair values decrease below the carrying values. Testing for impairment of the underlying assets is performed at the individual asset level to identify whether events or changes in circumstances indicate that the carrying amount of an underlying asset may not be recoverable. We perform reviews semiannually and upon relevant events or changes in circumstances. Recoverability of assets is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset using Level 1 measurement. If the carrying amount of an underlying asset exceeds its estimated fair value, an impairment loss has occurred in an amount equal to the difference between the carrying value and the fair value of the asset. Gains or losses are not recorded until realized upon sale.
Loss per Interest
We comply with accounting and disclosure requirement of FASB ASC Topic 260, Earnings per Share. Loss per interest will be computed by dividing net loss by the weighted average number of outstanding interests during the year.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Our company has adopted the standard, and the adoption of such standard had no impact on our company’s financial statements.
We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the six months  ended June 30, 2023, but was not reported.

ITEM 3.  FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS

Page
Financial Statements
Balance Sheet as of June 30, 2023 (Unaudited)	F-1
Balance Sheet as of December 31, 2022 (Audited)	F-2
Statement of Operations for the Six Months Ended June 30, 2023 (Unaudited)	F-3
Statement of Operations for the Period from May 20, 2022 (Inception) to June 30, 2022 (Unaudited)	F-4
Statement of Changes in Members’ Equity for the Six Months Ended June 30, 2023 and the Period from May 20, 2022 (Inception) to June 30, 2022 (Unaudited)	F-5
Statement of Cash Flows for the Six Months ended June 30, 2023 (Unaudited)	F-6
Statement of Cash Flows for the Period from May 20, 2022 (Inception) to December 31, 2022 (Unaudited)	F-7
Notes to Financial Statements	F-8

PUBLIC SNEAKER COLLECTION LLC
BALANCE SHEET AS OF JUNE 30, 2023 (UNAUDITED)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-
TOTAL CURRENT ASSETS	-

OTHER ASSETS
Collectible Assets	442,481
TOTAL OTHER ASSETS	442,481

TOTAL ASSETS	$442,481

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES	$-
TOTAL CURRENT LIABILITIES	-

MEMBERS’ EQUITY
Membership Interest, issued upon formation	1
Membership Contributions, net
Membership Contributions, in-kind	771,300
Less: Special Distributions	(298,801)
Total Membership Contributions, net	472,499
Accumulated Deficit	(30,019)
TOTAL MEMBERS’ EQUITY	442,481

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$442,481

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
BALANCE SHEET AS OF DECEMBER 31, 2022 (AUDITED)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-
TOTAL CURRENT ASSETS	-

OTHER ASSETS
Collectible Assets	444,543
TOTAL OTHER ASSETS	444,543

TOTAL ASSETS	$444,543

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES	$-
TOTAL CURRENT LIABILITIES	-

MEMBERS’ EQUITY
Membership Interest, issued upon formation	1
Membership Contributions, net
Membership Contributions, in-kind	771,300
Less: Special Distributions	(298,801)
Total Membership Contributions, net	472,499
Accumulated Deficit	(27,957)
TOTAL MEMBERS’ EQUITY	444,543

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$444,543

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)

Other Expenses
Loss on Impairment	$(2,062)
Total Other Expenses	(2,062)

Net Loss	$(2,062)

Basic and Diluted Loss per Membership Interest	$(0.00)
Weighted Average Membership Interests	771,301

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF OPERATIONS FOR THE PERIOD FROM MAY 20, 2022 (INCEPTION) TO JUNE 30, 2022 (UNAUDITED)

Operating Income/(Expenses)
Revenue	$-
Operating Expenses	-
Gross Profit	-

Other Income/(Expenses)
Gain on Sale of Assets	-
(Loss) on Impairment	-
Total Other Income/(Expenses)	-

Income/(Loss) Before Income Taxes	-
Provision for Income Taxes	-
Net Income/(Loss)	$-

Basic and Diluted Loss per Membership Interest	$-
Weighted Average Membership Interests	1

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary to make the interim consolidated financial statements not misleading have been included.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND THE PERIOD FROM MAY 20, 2022 (INCEPTION) TO JUNE 30, 2022 (UNAUDITED)

Balance, May 20, 2022 (Inception)	$-
Net Income	-
Balance, June 30, 2022	$-

Balance, January 1, 2023	$444,543
Membership Contributions, net
Membership Contributions, in-kind	-
Less: Special Distributions	-
Total Membership Contributions	-
Net Loss	(2,062)
Balance, June 30, 2023	$442,481

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)

Cash Flows From Operating Activities:
Net Loss For the Period	$(2,062)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Loss on Impairment	2,062
Total Adjustments	2,062
Net Cash Flows From Operating Activities	-

Cash Flows From Investing Activities:
Proceeds from Sale of Collectible Assets	-
Purchase of Collectible Assets	-
Net Cash Flows From Investing Activities	-

Cash Flows From Financing Activities:
Net Proceeds From/(Repayments To) Manager	-
Membership Interest, issued upon formation	-
Membership Contributions, net
Membership Contributions, in-kind	-
Less: Special Distributions	-
Total Membership Contributions, net	-
Net Cash Flows From Financing Activities	-

Cash at Beginning of Period	-
Net Increase/(Decrease) In Cash	-
Cash at End of Period	$-

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF CASH FLOWS FOR THE PERIOD FROM MAY 20, 2022 (INCEPTION) TO JUNE 30, 2022 (UNAUDITED)

Cash Flows From Operating Activities:
Net Loss For the Period	$-
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Gain on Sale of Asset	-
Impairment Loss	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-

Cash Flows From Investing Activities:
Proceeds from Sale of Collectibles	-
Net Cash Flows From Investing Activities	-

Cash Flows From Financing Activities:
Capital Contributions	-
Distributions	-
Membership Contributions, net	-
Net Cash Flows From Financing Activities	-

Cash at Beginning of Period	-
Net Increase/(Decrease) In Cash	-
Cash at End of Period	$-

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
AS OF JUNE 30, 2022
NOTE 1: NATURE OF OPERATIONS
Public Sneaker Collection LLC (the “Company”) is a limited liability company formed on May 20, 2022 pursuant to the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment-grade sneakers (such assets or group of assets, the “Underlying Assets”).
The Company is dependent upon additional capital resources for its planned principal operations and subject to significant risks and uncertainties. Because of our structure, the Company is dependent on Otis Wealth, Inc. (the “Manager”), the managing member, asset manager (the “Asset Manager”) and administrator of the Company, and is totally reliant on the Asset Manager to manage its business and fund the Company’s ongoing operating expenses and other capital needs.
The Asset Manager manages the Underlying Assets. The Company acquired Underlying Assets from various affiliates.
The Company has sold membership interests in the Company (“Interests”) in exchange for the Underlying Assets. Investors acquired a proportional share of income and liabilities. All voting rights, except as specified in the Company’s limited liability company agreement, dated May 20, 2022, as amended and restated from time to time (the “Operating Agreement”), or required by law, remain with the Manager (e.g., the liquidation of the Company). The Manager manages the ongoing operations of the Company in accordance with the Operating Agreement.
Operating Agreement
General
In accordance with the Operating Agreement, each Interest holder grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company.
Voting Rights
The Manager has broad authority to take action with respect to the Company. Interest holders do not have any voting rights as an Interest holder in the Company except with respect to:
●
the removal of the Manager for cause;
●
the dissolution of the Company upon the for-cause removal of the Manager; and
●
an amendment to the Operating Agreement that would:
o
adversely affect the rights of an Interest holder in any material respect;
o
reduce the voting percentage required for any action to be taken by Interest holders in the Company under the Operating Agreement;
o
change the situations in which the Company can be dissolved or terminated;
o
change the term of the Company (other than the circumstances provided in the Operating Agreement); or
o
give any person the right to dissolve the Company.

When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders. The removal of the Manager as manager of the Company must be approved by two thirds of the votes that may be cast by all Interest holders. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders present in person or represented by proxy.
Distributions Upon Liquidation
Upon the occurrence of a liquidation event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Company and liquidating its assets. Upon the liquidation the Company, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are the Manager or its affiliates; and thereafter, (iii) first, 100% to the Interest holders, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the Interest holders, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers).
Free Cash Flow Distributions
The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to Interest holders. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by the Company plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Assets. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Company.
Any free cash flow generated by the Company from the utilization of any Underlying Asset shall be applied in the following order of priority:
●
to create such reserves as the Manager deems necessary, in its sole discretion; and
●
thereafter by way of distribution to Interest holders (net of corporate income taxes), which may include the Manager, any of its affiliates and asset sellers.
Manager’s Interest
At inception, the Manager was granted one Interest for serving as managing member. Following the closing of the Company’s offering and certain transactions contemplated thereby, the Manager also holds additional Interests (the Manager may sell all or any portion of such Interests from time to time following the closing of such offering).
NOTE 2:  GOING CONCERN
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues or profits since inception and is reliant on the Manager to fund the Company’s ongoing operating expenses and other capital needs.
The Company incurred a net loss of $2,062 for the six-month period ended June 30, 2023 and had an accumulated deficit of $30,019 as of June 30, 2023, as compared to no net loss or gain for the period from May 20, 2022 (inception) to June 30, 2022 and no accumulated deficit as of June 30, 2022. The Company has no liquid assets and is reliant on the Manager to fund the Company’s ongoing operating expenses and other capital needs.
The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon the Manager covering the Company’s obligations and the costs of administering the Company. No assurance can be given that this will be the case.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2023 and December 31, 2022, the Company had no cash on hand.
Collectible Assets
As acquisitions from related parties, each Underlying Asset was recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such Underlying Asset. The Underlying Assets were purchased from affiliates in exchange for Interests.
The Company treats the Underlying Assets as long-lived assets, and the Underlying Assets are subject to a semiannual test for impairment and will not be depreciated or amortized. These long-lived assets will be reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
There is no guarantee that each Underlying Asset is free of any claims regarding title and authenticity (e.g., claims regarding being counterfeit or previously stolen), or that such claims will not arise. The Company does not have complete ownership history or restoration and repair records for every Underlying Asset. In the event of a title or authenticity claim, the Company may not have recourse against the asset seller or the benefit of insurance, and the value of the given Underlying Asset may be diminished.
As of June 30, 2023 and December 31, 2022, the Company’s total investment in the Underlying Assets was $442,481 and $444,543, respectively, as detailed in the table below (presented below net of aggregate impairments of $30,018 as of June 30, 2023).

Underlying Asset	As of June 30, 2023	As of December 31, 2022
Nike MAG Back to the Future (2016)	$30,000	$30,000
Nike Dunk SB Low Staple “NYC Pigeon”	16,000	16,000
Nike Dunk SB Low Heineken	1,700	1,700
Nike SB What The Dunk	5,000	5,000
Nike Dunk SB Low Pro Raygun	409	409

Nike Dunk SB Low Bison	600	600
Nike Air Jordan I (1985) Black/Red “Bred”	6,500	6,500
Nike Air Jordan I (1985) White/Black/Red “Chicago”	5,000	5,000
Nike Air Jordan I (1985) White/Black	8,500	8,500
Nike Air Jordan I (1985) Black/Royal Blue “Royal”	4,500	4,500
Nike Air Jordan I (1985) White/Natural Grey	5,500	5,500
Nike Air Jordan I (1985) White/Black/Red “Chicago”	8,000	8,000
Nike Air Jordan I (1985) White/Black/Red “Chicago”	6,975	6,975
Nike Air Jordan I (1985) Black/Red “Bred”	6,500	6,500
Nike Air Jordan I (1985) “Red Metallic”	15,026	15,026
Nike Air Yeezy II Red October	7,015	7,015
Nike Air Yeezy II Pure Platinum	2,822	2,822
Nike Air Yeezy II Solar Red	5,000	5,000
Adidas Yeezy Boost 750 OG	1,600	1,600
Adidas Yeezy Boost 350 Turtledove	600	800
Nike KAWS Air Force 1	3,000	3,000
Nike KAWS Air Max 90 Current Black Volt	700	700
Nike Tom Sachs Mars Yard 1.0	5,250	5,250
Nike Tom Sachs Mars Yard 2.0	3,400	3,400
Nike SB Dunk High Unkle	2,417	2,417
Nike Air Max 1 x Patta x Parra Cherrywood	5,425	5,425
Nike Air Force 1 x Off-White MoMA	5,043	5,043
Nike Air Jordan I Fragment	1,786	1,786
Nike Air Jordan I Colette	8,000	8,000
Nike Air Jordan I Off-White Chicago	4,000	4,000
Nike Air Jordan I Off-White EU	2,837	2,837
Nike Air Jordan I Satin Banned	2,982	2,982
Nike Air Jordan I Blue Toe	1,343	1,343
Nike Air Jordan I Igloo	2,850	3,180
Nike Air Jordan I Rust Pink	3,698	3,698
Nike SB Dunk Low “Freddy Krueger” sneakers	18,500	18,500
Nike SB Dunk Low Travis Scott “Special Box”	1,372	1,574
Nike Air Force 1 Travis Scott AF100	996	996
Nike Air Jordan I Travis Scott	1,428	1,428
Nike Air Jordan 4 Travis Scott “F&F Mocha”	21,666	21,666
Nike Air Jordan 4 Travis Scott “F&F Purple”	26,000	26,000
Nike SB Dunk Low Supreme “Black Cement”	4,820	4,820
Nike SB Dunk Low Supreme “White Cement”	2,000	2,000
Nike SB Dunk Low Stussy “Cherry”	2,150	2,250
Nike SB Dunk High Supreme “Blue Star”	6,000	6,000
Nike SB Dunk High Supreme “Red Star”	5,000	5,000
Nike SB Dunk High Supreme “Orange Star”	2,999	3,105
Nike Air Max 1 Patta “Chlorophyll”	1,737	1,737
Nike Air Jordan I Union “Blue Toe”	1,425	1,450
Nike Air Jordan I Union “Black Toe”	1,298	1,298
Nike Air Jordan 4 UNDFTD	17,500	17,500
Nike Air Jordan 3 “Oregon Tinker PE”	5,800	5,800
Nike Air Jordan 4 “Georgetown PE”	4,551	4,551
Nike Air Jordan 4 “Oklahoma PE”	5,250	5,250
Nike Air Jordan 5 “Tokyo T23 Yellow Toe Sample”	7,500	7,500
Nike Air Max 1 x Parra “Albert Heijn”	21,775	21,775

Nike Air Max 1 x Parra “Amsterdam”	5,445	5,445
Nike Air Max 1 x Kidrobot “Kidrobot”	2,992	2,992
Nike Air Max 1 x Atmos “Animal Pack”	399	399
Nike Air Max 97 x MSCHF “Jesus Shoe”	1,800	1,800
Nike Air Jordan I Low Dior	4,969	4,969
Nike Jordan Kobe 3/8 PE Pack	9,450	9,450
Nike SB Dunk High “FLOM” Futura collaboration	33,500	33,500
Nike Air Yeezy 1 “Zen Grey”	3,520	3,520
Nike Air Yeezy 1 “Blink”	2,998	2,998
Nike Air Yeezy 1 “Net Tan”	2,998	2,998
Nike Air Max 90 Off-White	1,550	1,550
Nike Air Max 97 OG Off-White	925	1,299
Nike Hyperdunk 2017 Off-White	551	551
Nike Air Vapormax FK Off-White	794	921
Nike Air Presto Off-White	2,010	2,300
Nike Zoom Fly Off-White	800	1,100
Nike Air Force 1 Low Off-White	1,500	1,500
Nike Blazer Mid Off-White	1,375	1,375
Nike Air Jordan I Off-White	3,900	3,900
Converse Chuck 70 Hi Off-White	1,242	1,250
Nike Air Force 1 “All Black Everything” for HOV Charity “France” Jay-Z collaboration	10,018	10,018
Total	$442,481	$444,543

For the six-month period ended June 30, 2023, the Company recorded $2,062 in impairment loss charges for its Underlying Assets, as detailed in the table below:

Underlying Asset	(Loss) on Impairment
Adidas Yeezy Boost 350 Turtledove	$(200)
Nike Air Jordan I Igloo	(330)
Nike SB Dunk Low Travis Scott “Special Box”	(202)
Nike SB Dunk Low Stussy “Cherry”	(100)
Nike SB Dunk High Supreme “Orange Star”	(106)
Nike Air Jordan I Union “Blue Toe”	(25)
Nike Air Max 97 OG Off-White	(374)
Nike Air Vapormax FK Off-White	(127)
Nike Air Presto Off-White	(290)
Nike Zoom Fly Off-White	(300)
Converse Chuck 70 Hi Off-White	(8)
Total	$(2,062)

For the year ended December 31, 2022, the Company recorded $27,956 in impairment loss charges for its Underlying Assets, as detailed in the table below:

Underlying Asset	(Loss) on Impairment
Nike Dunk SB Low Pro Raygun	$(291)
Nike Air Yeezy II Pure Platinum	(1,603)
Adidas Yeezy Boost 350 Turtledove	(699)
Nike KAWS Air Max 90 Current Black Volt	(1,300)
Nike Air Max 1 x Patta x Parra Cherrywood	(25)
Nike Air Jordan I Igloo	(1,820)

Nike Air Jordan I Rust Pink	(302)
Nike SB Dunk Low Travis Scott “Special Box”	(248)
Nike Air Force 1 Travis Scott AF100	(397)
Nike Air Jordan 4 Travis Scott “F&F Purple”	(1,000)
Nike SB Dunk Low Supreme “White Cement”	(400)
Nike SB Dunk High Supreme “Orange Star”	(1,895)
Nike Air Jordan I Union “Blue Toe”	(270)
Nike Air Jordan I Union “Black Toe”	(477)
Nike Air Jordan 4 “Georgetown PE”	(1,657)
Nike Air Max 1 x Atmos “Animal Pack”	(800)
Nike Jordan Kobe 3/8 PE Pack	(10,550)
Nike Air Yeezy 1 “Zen Grey”	(266)
Nike Air Yeezy 1 “Blink”	(1,302)
Nike Air Max 97 OG Off-White	(1)
Nike Hyperdunk 2017 Off-White	(549)
Nike Air Vapormax FK Off-White	(1,579)
Nike Blazer Mid Off-White	(525)
Total	$(27,956)

Fair Value of Financial Instruments
Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The Underlying Assets are subject to impairment losses if their fair values decrease below the carrying values. Testing for impairment of the Underlying Assets is performed at the individual asset level to identify whether events or changes in circumstances indicate that the carrying amount of an Underlying Asset may not be recoverable. We perform reviews semiannually and upon relevant events or changes in circumstances. Recoverability of assets is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset using Level 1 measurement. If the carrying amount of an Underlying Asset exceeds its estimated fair value, an impairment loss has occurred in an amount equal to the difference between the carrying value and the fair value of the asset. Gains or losses are not recorded until realized upon sale.
Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.

The Company determines revenue recognition through the following steps:
●
identification of a contract with a customer;
●
identification of the performance obligations in the contract;
●
determination of the transaction price;
●
allocation of the transaction price to the performance obligations in the contract; and
●
recognition of revenue when or as the performance obligations are satisfied.
No revenue models have been developed by the Company, and we do not expect the Company to generate revenue under current operating plans. Gains from sales of Underlying Assets will be presented as other income in the statements of operations as they do not qualify as operating revenues. As of June 30, 2023, the Company had not recognized any revenue.
Operating Expenses
Pursuant to an asset management agreement entered into with the Asset Manager, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, the Company are borne by the Asset Manager; provided, however, the Company, and not the Asset Manager, are responsible for (i) any amounts in respect of the indemnification set forth in the asset management agreement, (ii) any indemnification payments to be made pursuant to the Operating Agreement or (iii) taxes (including, without limitation, sales tax and capital gains tax), if any, imposed on the Company with respect to the disposition of an Underlying Asset (“Non-Routine Taxes”).
The fees, taxes, costs and expenses borne by the Asset Manager include: any and all fees, costs and expenses incurred in connection with the holding and management of the Underlying Assets, including import taxes, income taxes, storage, security, valuation, custodial, marketing and utilization of the Underlying Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts, including any “Blue Sky” filings required to be made and any annual audit of the accounts of the Company (if applicable) and any reports to be filed with the U.S. Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Assets; any fees, costs, expenses and/or taxes incurred as a result of investor earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company or the Asset Manager in connection with the affairs of the Company; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager; the cost of the audit of the annual financial statements of the Company and the preparation of tax returns and circulation of reports to Interest holders; the fees and expenses of counsel to the Company in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company; taxes or fees imposed on the Company other than Non-Routine Taxes; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.
Prior to the closing, operating expenses (including organizational costs) were borne by the Manager and not reimbursed by the Company. The Manager bears its own expenses of an ordinary nature, including all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.
Leases

Upon inception, the Company adopted FASB Accounting Standards Codification (“ASC”) 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company does not have any lease arrangements in place.
Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code (the “IRC”), all Company taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the balance sheet. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company intends to elect, in accordance with the IRC, to be treated as a separate subchapter C corporation for tax purposes. No tax provision has been recorded for the Company through the balance sheet date as the Company is in a taxable loss position and no future tax benefits can be reasonably anticipated.
The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets, primarily resulting from net operating loss carryforwards (“NOLs”), will not be realized. The Company’s NOLs as of June 30, 2023 and December 31, 2022 were approximately $1, which produced net deferred tax assets of less than $1, using the Company’s estimated future effective tax rate of 26.1%. Based on consideration of the available evidence, including historical losses, the Company’s net deferred tax assets from its NOLs as of June 30, 2023 and December 31, 2022 are de minimis and also fully offset by a valuation allowance, and therefore, no tax benefit applicable to the losses for the six-month period ended June 30, 2023 or the year ended December 31, 2022 has been recognized. The net losses do not expire for federal income tax purposes.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in the Company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.
The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Members’ Equity
Members’ equity for the Company consists of capital contributions, membership contributions and accumulated deficit.
In-kind membership contributions (one or more pairs of collectible sneakers) were made to the Company by affiliates from a successful closing of the offering of Interests and were calculated as the value of Interests sold in the offering.
As contributions from related parties, each Underlying Asset was recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such Underlying Asset. The excess value of Interests sold in the offering over predecessor cost was treated as a reduction of equity, i.e., a special distribution.
Loss per Membership Interest

The Company complies with accounting and disclosure requirement of FASB ASC Topic 260, “Earnings per Share.” Loss per Interest is computed by dividing net loss by the weighted average number of outstanding Interests during the year. As of June 30, 2023, the loss per membership interest for the Company was de minimis with a net loss of $2,062 and 771,301 Interests outstanding, as compared to no gain or loss per Interest for the Company as of June 30, 2022.
NOTE 4: RELATED PARTY TRANSACTIONS
On November 22, 2022, the offering of Interests closed, and the Company raised $771,300 in in-kind consideration from affiliates of the Company, the following series of Otis Gallery LLC (“Gallery”) and Otis Collection LLC (“Collection”):

Affiliate Series	Asset	Amount Raised, In-Kind
Series Drop 002, a series of Gallery	2016 Nike MAG Back to the Future sneakers	$63,000
Series Drop 010, a series of Gallery	Collection of Nike SB Dunks sneakers	58,000
Series Gallery Drop 014, a series of Gallery	Collection of 1985 Jordan I OG sneakers	98,000
Series Gallery Drop 016, a series of Gallery	Collection of Nike and Adidas Yeezy sneakers	34,000
Series Gallery Drop 021, a series of Gallery	Collection of artist collaboration Nike sneakers	34,100
Series Gallery Drop 022, a series of Gallery	Collection of Nike Air Jordan I sneakers	44,000
Series Gallery Drop 028, a series of Gallery	Nike SB Dunk Low “Freddy Krueger” sneakers	30,000
Series Gallery Drop 029, a series of Gallery	Collection of Travis Scott collaboration Nike sneakers	55,000
Series Gallery Drop 033, a series of Gallery	Collection of 1985 Nike Air Jordan I sneakers	86,400
Series Gallery Drop 036, a series of Gallery	Collection of streetwear collaboration Nike sneakers	61,200
Series Gallery Drop 037, a series of Gallery	Collection of Nike Air Jordan sneakers	23,850
Series Gallery Drop 040, a series of Gallery	Collection of Nike Air Max sneakers	39,050
Series Gallery Drop 041, a series of Gallery	Dior collaboration Nike Air Jordan I Low sneakers	11,000
Series Gallery Drop 042, a series of Gallery	Collection of Nike Air Jordan sneakers known as “Kobe 3/ 8 PE Pack”	16,800
Series Gallery Drop 043, a series of Gallery	Futura collaboration Nike SB Dunk High “FLOM” sneakers	60,300
Series Gallery Drop 114, a series of Gallery	Collection of all three original Nike Air Yeezy 1’s	13,500
Series Collection Drop 002, a series of Collection	Nike x Off White: “The Ten” collection	16,800
Series Collection Drop 006, a series of Collection	1985 Nike Air Jordan I “Red Metallic” sneakers	15,800
Series Collection Drop 009s, a series of Collection	Jay-Z collaboration Nike Air Force 1 “All Black Everything” for HOV Charity “France” sneakers	10,500
Total		$771,300

The Company received no cash consideration from the sale of Interests. Instead, the affiliates contributed the referenced in-kind consideration (one or more pairs of collectible sneakers) to the Company in exchange for Interests. As previously noted, each Underlying Asset was, as a contribution from a related party, recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such Underlying Asset (such amounts as disclosed above). The excess value of Interests sold in the offering over predecessor cost was treated as a reduction of equity, i.e., a special distribution.
Pursuant to an asset management agreement entered into with the Asset Manager, the ongoing operational expenses of the Company are borne by the Manager.
NOTE 5: MEMBERS’ LIABILITY
The Company is organized as a limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.
The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.
NOTE 6: MEMBERS’ EQUITY
The members of the Company have certain rights. A member is entitled to their pro rata share of the net profits derived from the Underlying Assets after deduction of expense allocations and direct expenses attributable to the Underlying Assets, based on their percentage of the total outstanding Interests.
There were 771,301 Interests outstanding as of June 30, 2023 and December 31, 2022. There was no change in members’ equity during the six-month period ended June 30, 2023. During the year ended December 31, 2022, the Company received in-kind subscriptions $771,300. See Note 4.
NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS
The Company does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 8: COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or the Manager.
NOTE 9: RISKS AND UNCERTAINTIES
The Company’s operations are limited in scope. The Company holds no material assets, other than a collection of investment-grade sneakers, has no employees and has no debts or contractual obligations, other than an asset management and administrative services agreement pursuant to which the Asset Manager provides services that are essential to the Company, such as storage, insurance, display, transport, Securities and Exchange Commission filings, compliance and other normal operating services, and the Asset Manager will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Asset Manager and is totally reliant on the Asset Manager to manage its business.

The Company is subject to an exceptionally high level of concentration risk. The Company’s collectible assets can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the collectibles markets, trends relating to the sneaker genre of the collectibles market, trends relating to broader markets, changes in the condition of the Underlying Assets and/or other factors. In periods of global financial weakness and disruption in financial and capital markets, the collectibles market tends to experience declines in transaction volume and prices, making it extremely difficult during such periods to liquidate collectibles at acceptable values or at all.
NOTE 10:  SUBSEQUENT EVENTS
The Company has evaluated subsequent events through September 14, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the accompany financial statements.

ITEM 4.  EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation of Public Sneaker Collection LLC (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on July 15, 2022)
2.2	Limited Liability Company Agreement of Public Sneaker Collection LLC (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on July 15, 2022)
4.1	Form of Subscription Agreement for Interests (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A/A filed on November 15, 2022)
6.1	Form of Asset Management & Administrative Services Agreement (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on July 15, 2022)
6.2	PPEX ATS Company Agreement, dated January 5, 2023, between Public Sneaker Collection LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed on January 9, 2023)
6.3	Secondary Market Transactions Engagement Letter, dated January 6, 2023, between Public Sneaker Collection LLC and Dalmore Group LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed on January 9, 2023)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 21, 2023.

PUBLIC SNEAKER COLLECTION LLC By: Otis Wealth, Inc., its managing member
By:	/s/ Keith Marshall
Keith Marshall President, Secretary, Treasurer & Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Keith Marshall
President, Secretary, Treasurer & Sole Director of Otis Wealth, Inc. (as principal executive officer, principal financial officer, principal accounting officer and sole member of the board of directors of Otis Wealth, Inc.)
September 21, 2023
Keith Marshall

Otis Wealth, Inc.		Managing Member	September 21, 2023

By:	/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director